02056057

1E 6-30-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

TVX GOLD INC.
(Translation of registrant's name into English)

220 Bay Street, Suite 1200, Toronto, Ontario M5J 2W4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____________ Form 40-F ____X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Index on Page 2 of 19

INDEX

Items Furnished Under Cover of Form 6-K

TVX Gold Inc

Second Quarter Report 2002

TVX GOLD INC

- **Second quarter earnings improve by $3.3 million over the same period last year**
- **Year-to-date earnings are $2.3 million ($0.06 per share)**

TVX GOLD INC. ("TVX") IS PLEASED TO REPORT SECOND QUARTER NET EARNINGS OF $0.8 MILLION ($0.02 PER SHARE), A $3.3 MILLION IMPROVEMENT OVER THE $2.5 MILLION LOSS INCURRED DURING THE SAME PERIOD LAST YEAR. YEAR-TO-DATE, NET EARNINGS ARE $2.3 MILLION ($0.06 PER SHARE) COMPARED TO NET EARNINGS OF $1.2 MILLION (LOSS OF $1.44 PER SHARE AFTER GOLD LINKED NOTE ADJUSTMENTS) ACHIEVED DURING THE FIRST SIX MONTHS OF 2001. EARNINGS BENEFITED FROM A HIGHER REALIZED GOLD PRICE, $336 PER OUNCE YEAR-TO-DATE COMPARED TO $306 PER OUNCE IN THE SAME PERIOD LAST YEAR, COMBINED WITH LOWER ADMINISTRATION COSTS AND A $1.2 MILLION GAIN ON THE SALE OF THE RESIDUAL INTEREST IN THE CASA BERARDI MINE. THE EARNINGS WERE OFFSET BY $1.9 MILLION OF TRANSACTION COSTS RELATED TO THE PREVIOUSLY ANNOUNCED COMBINATION OF TVX, KINROSS GOLD CORPORATION ("KINROSS") AND ECHO BAY MINES LTD. ("ECHO BAY").

Overall, the second quarter and year-to-date production were essentially the same as last year. Second quarter and six month consolidated gold equivalent production were 115,000 ounces (TVX's share - 57,500 ounces) and 232,900 ounces (TVX's share - 116,400 ounces) respectively. Increased production at Brasília from higher mill throughput was offset by lower production at Musselwhite, which experienced operational problems.

Second Quarter Highlights

(Three months ended June 30, 2002)

TVX's Share of TVX Newmont Americas Joint Venture's Operations [1]	**Production**	**57,500 gold equivalent ounces**	
		402,700 ounces silver	
		51,400 ounces gold	
	Sales	**57,200 gold equivalent ounces**	
	Cash Costs	**$195 per ounce sold**	
	Production Costs	**$259 per ounce sold**	
TVX Hellas Operations	**Production** *(payable)*	**7,600 tonnes zinc**	
		7,500 tonnes lead	
		631,500 ounces silver	
Financial	*(millons US$)*	*2002*	*2001*
	Revenue	**$ 44.5**	$ 40.0
	Net earnings	**0.8**	(2.5)
	Earnings from operations after exploration	**6.5**	1.0
	Operating cash flow	**14.4**	4.8
	Capital expenditures	**4.3**	6.9

[1] On February 10, 2002, Newmont Mining Corporation acquired Normandy Mining Limited and with it Normandy's interests in the TVX Normandy Americas Joint Venture which is now referred to as the TVX Newmont Americas Joint Venture ("TVX Newmont").

TVX Newmont Americas Precious Metals Operations

Operations - Summary of Gold Production

For the three months ended June 30, 2002 and 2001

		100% Mine Basis				*TVX*	*TVX's*			
Mine	*Year*	*Tonnes Milled (000s)*	*Gold Grade g/t*	*Recovery %*	*Mine Production ounces*	*Newmont's Share of Production ounces*	*Interest in Mine Production %*	*TVX's Share of Production ounces*	*Cash Cost $/oz*	*Production Cost $/oz*
La Coipa[1]	**2002**	**1,608**	**1.9**	**71.4**	**70,600**	**35,300**	**25.0**	**17,650**	**250**	**334**
	2001	1,400	2.0	75.9	68,000	34,000		17,000	227	327
Crixás	**2002**	**184**	**8.4**	**95.4**	**47,800**	**23,900**	**25.0**	**11,950**	**107**	**158**
	2001	188	8.5	95.5	48,800	24,400		12,200	109	155
Brasília	**2002**	**4,722**	**0.49**	**79.2**	**58,550**	**28,700**	**24.5**	**14,350**	**162**	**216**
	2001	3,868	0.47	76.5	46,100	22,600		11,300	179	256
New Britannia	**2002**	**188**	**5.1**	**93.4**	**29,000**	**14,500**	**25.0**	**7,250**	**197**	**246**
	2001	176	5.2	94.1	27,600	13,800		6,900	187	290
Musselwhite	**2002**	**247**	**5.2**	**96.4**	**39,450**	**12,600**	**16.0**	**6,300**	**270**	**344**
	2001	332	5.8	94.7	58,250	18,600		9,300	183	267
TOTAL	**2002**				**245,400**	**115,000**		**57,500**	**195**	**259**
Total	2001				248,750	113,400		56,700	180	263

1. Production and grade includes silver converted to gold equivalent

For the six months ended June 30, 2002 and 2001

		100% Mine Basis				*TVX*	*TVX's*			
Mine	*Year*	*Tonnes Milled (000s)*	*Gold Grade g/t*	*Recovery %*	*Mine Production ounces*	*Newmont's Share of Production ounces*	*Interest in Mine Production %*	*TVX's Share of Production ounces*	*Cash Cost $/oz*	*Production Cost $/oz*
La Coipa[1]	**2002**	**3,140**	**1.9**	**73.7**	**141,800**	**70,900**	**25.0**	**35,450**	**236**	**320**
	2001	2,970	2.1	72.3	146,600	73,300		36,650	207	303
Crixás	**2002**	**372**	**8.3**	**95.5**	**94,500**	**47,250**	**25.0**	**23,600**	**110**	**162**
	2001	368	8.5	95.5	96,600	48,300		24,150	110	160
Brasília	**2002**	**9,414**	**0.48**	**78.7**	**114,000**	**55,900**	**24.5**	**27,950**	**178**	**230**
	2001	7,806	0.47	78.8	94,300	46,200		23,100	187	256
New Britannia	**2002**	**378**	**5.1**	**93.9**	**57,900**	**28,900**	**25.0**	**14,450**	**193**	**252**
	2001	357	5.0	94.0	54,200	27,100		13,550	191	294
Musselwhite	**2002**	**513**	**6.0**	**95.4**	**93,800**	**29,950**	**16.0**	**14,950**	**230**	**302**
	2001	655	5.8	95.0	115,900	37,100		18,550	185	258
TOTAL	**2002**				**502,000**	**232,900**		**116,400**	**190**	**256**
Total	2001				507,600	232,000		116,000	177	255

1. Production and grade includes silver converted to gold equivalent

Total cash costs of $195 per ounce during the quarter were $15 per ounce higher than the $180 per ounce achieved during the same period last year. The production difficulties at Musselwhite and an adjustment to deferred stripping costs at La Coipa primarily contributed to the higher per ounce total cash costs. Year-to-date total cash costs were similarly impacted, increasing $13 to $190 per ounce.

Revenues in the second quarter were $44.5 million, $4.6 million higher than last year. The sale of 114,300 ounces of gold and gold equivalents contributed $37.3 million to second quarter revenues with the balance of $7.2 million being base metal sales from the Stratoni operation. Year-to-date revenues of $89.2 million were $10 million, or 13%, higher than in 2001 primarily as a result of a 10% increase in average realized gold prices during 2002.

The cash flow from operations of $14.4 million was also stronger as a result of higher gold prices in the second quarter of 2002 compared to $4.8 million in 2001. The year-to-date figure of $18.4 million is $7.3 million higher than last year.

Business Combination to Create New Gold Producer

As announced during the second quarter, TVX, Kinross and Echo Bay have entered into an agreement to combine their respective companies while concurrently acquiring Newmont's interest in the TVX Newmont joint venture. The combination is subject to regulatory and shareholder approval. TVX shareholders will receive 6.5 shares of Kinross for every common share of TVX that they hold at the time of the final approval of the combination.

The combination of the entities, which will operate under the name Kinross Gold Corporation, will create the seventh largest gold producer in the world with production of approximately 2 million ounces per year.

Echo Bay, as a U.S. registrant, is required to clear its information circular, containing details of the combination agreement, with the U.S. Securities and Exchange Commission ("SEC") prior to the circular's mailing to its shareholders. The draft circular was filed with the SEC for review on July 16, 2002. Once the SEC has approved the Echo Bay circular, TVX will mail an information circular containing the transaction details to its shareholders. It is anticipated that the transaction will close during the fourth quarter of this year.

La Coipa Mine, Chile - *(Placer Dome, Operator)*

Compared to the second quarter 2001, La Coipa gold equivalent production increased 4% to 70,600 ounces (TVX's share - 17,650 ounces) on 15% higher mill throughput offset by slightly lower grades and lower recoveries. Year-to-date, precious metals production of 141,800 gold equivalent ounces was as planned, however, compared to the same period last year precious metals production was 3% lower due to a 9% reduction in grades marginally offset by an increased mill throughput.

Total cash costs during the second quarter increased 10% or $23 per ounce compared to the same 2001 period as a result of an adjustment to deferred stripping costs. Year-to-date total cash costs of $236 per gold equivalent ounce were 3% below plan.

The Coipa Norte development schedule is successfully being modified to take into account poor ground conditions. The results of a geotechnical evaluation are expected during the third quarter.

The excellence of La Coipa's environmental management system was recognized in July when it received ISO 14001 certification underscoring the joint venture partner's commitment to the protection of the environment.

Crixás Mine, Brazil - *(AngloGold, Operator)*

The Crixás mine produced 47,800 ounces of gold during the second quarter 2002 (TVX's share - 11,950 ounces), 2% below the same period last year on slightly lower mill throughput and gold grades. Total cash costs of $107 per ounce were 2% better than those achieved during the same period last year benefiting from the devaluation of the Brazilian real.

Year-to-date gold production of 94,500 ounces (TVX's share - 23,600 ounces) was 4% higher than plan due to better than planned mill throughput and higher gold grades.

The mechanized cut-and-fill mining trials, ongoing over the past 2 quarters, were successful and the new mining method has been employed by the mine. It is anticipated that the implementation of cut-and-fill mining will result in an increase in mine productivity.

Brasília Mine, Brazil - *(RTZ, Operator)*

With the major mill repairs completed during 2001, the trend of improved mill availability, begun during the first quarter of 2002, continued into the second quarter with mill throughput increasing 22% compared to the same period last year which along with higher gold grades, contributed to a 27% improvement in gold production (TVX's share - 14,350 ounces). This higher gold production positively affected both three and six month 2002 per ounce total cash costs, which improved by $17 and $9 to $162 and $178 per ounce, respectively. Year-to-date production was essentially as planned with total cash costs being $4 per ounce lower than anticipated.

Preliminary results from the pilot SAG mill trials, initiated to examine the opportunity to increase gold production, have been encouraging. The final results of the study are not anticipated until early 2003. All parties involved with the Brasília operation have signed an agreement to establish a zone of cooperation for the exploration of surrounding tenements belonging to RTZ and the mine.

During the quarter, Brasília was awarded the prestigious NOSCAR safety award by the National Occupation Safety Association for the eighth consecutive year further underscoring Brasília's continued focus on health and safety.

New Britannia Mine, Canada - *(TVX Newmont, Operator)*

Higher mill throughput contributed to a 5% increase in second quarter 2002 gold production of 29,000 ounces (TVX's share - 7,250 ounces) and similarly contributed to a 7% improvement in year-to-date gold production, 57,900 ounces, (TVX's share - 14,450 ounces) as compared to the same 2001 periods. Total cash costs for the quarter increased by $10 per ounce to $197 compared to the second quarter of 2001 due to lower gold grades resulting from higher than anticipated hanging wall dilution.

Test Alimak raise mining was initiated during the second quarter with encouraging preliminary results, however, further work is necessary to determine the economic viability of the Alimak method for mining narrower portions of the orebody.

Musselwhite Mine, Canada - *(Placer Dome, Operator)*

Operations at Musselwhite have been negatively impacted throughout 2002 by delays in the completion of the underground conveyor and crushing system, resulting in a reduction in ore feed to the mill. Three and six month 2002 gold production fell 32% and 19% respectively, compared to the same period last year largely as a result of lower mill throughput. Second quarter gold production was further impacted by a 10% decline in gold grades. Year-to-date total cash costs were also impacted, rising $45 to $230 per ounce compared to the first half of 2001. Second quarter total cash costs were an unfavourable $270 per ounce.

Despite the poor year-to-date performance, it is anticipated that the Musselwhite operations will return to near planned production levels for the remainder of the year with total cash costs below $200 per ounce. Subsequent to the end of the second quarter, testing of the conveyor and crushing facilities was successfully completed and the system will be operational during the third quarter.

Stratoni Operations - TVX Hellas S.A.

Summary Stratoni Production *(TVX Gold, Operator)*

Three months ended:	*June 30, 2002*				*June 30, 2001*			
Metal	*Tonnes Milled*	*Grade*	*Recovery (%)*	*Production*	*Tonnes Milled*	*Grade*	*Recovery (%)*	*Production*
	92,900				70,800			
Zinc		**8.95**	**91.3**	**7,600 t**		11.22	88.6	7,000 t
Lead		**8.75**	**92.0**	**7,500 t**		8.92	91.1	5,800 t
Silver		**238 g/t**	**88.9**	**631,500 oz**		232 g/t	87.0	458,700 oz

Six months ended:	*June 30, 2002*				*June 30, 2001*			
Metal	*Tonnes Milled*	*Grade*	*Recovery (%)*	*Production*	*Tonnes Milled*	*Grade*	*Recovery (%)*	*Production*
	184,400				158,200			
Zinc		**9.39**	**91.9**	**15,900 t**		10.39	88.4	14,500 t
Lead		**8.22**	**92.0**	**13,900 t**		9.03	90.6	12,900 t
Silver		**219 g/t**	**87.3**	**1,134,800 oz**		218 g/t	86.5	959,000 oz

The Stratoni operations enjoyed significant improvements in productivity during the second quarter 2002 with tonnage mined increasing 19% and mill throughput higher by 31% compared to the same period last year. This improvement was the result of further underground mechanization combined with an increased number of production levels available following an intensive development campaign initiated early in 2002.

Metals production increased notably during the second quarter with zinc, lead, and silver production increasing by 8.6%, 29.3% and 37.7% respectively, compared to the second quarter 2001 on higher mill throughput combined with improvements in metal recoveries. Similarly, on a year-to-date basis, zinc, lead and silver production improved as compared to the same 2001 period, up 9.6%, 7.8% and 18% respectively.

The average spot price for lead was $0.210 per pound for the second quarter 2002 (2001 - $0.220 per pound) and $0.215 per pound year-to-date (2001 - $0.215 per pound). The average spot zinc price was $0.350 per pound during the second quarter 2002 (2001 - $ 0.420 per pound) and $0.355 per pound year-to-date (2001 - $0.440 per pound).

During the quarter, the Greek Conseil d'Etat rejected a request for an immediate suspension of the Stratoni operations brought by a local anti-mining group. Also in the quarter, a Petition of Annulment relating to the mining permits granted to Stratoni was heard. The Judge Rapporteur, who reviewed the petition, expressed the opinion that an environmental impact study ("EIS") may be required in support of the mining permits, however, he also accepted that the opposite opinion could prevail, that the approved technical studies were valid and that a new EIS would not be required. The Court took the matter under consideration and a final decision is expected in late 2002.

Olympias Update

On March 1, 2002, the Greek Conseil d'Etat issued its judgment that annulled the permits given by the Greek Government to TVX Hellas, with respect to the development of the Olympias project. The Company is in the process of reviewing all options to recover its significant investment in Greece.

In August 2002, the Greek government returned the letter of guarantee to the Company in connection with the commitment to construct a gold plant at Olympias. As a result, the related pledge of $7.5 million will be released to TVX.

Capital Stock

Effective June 30, 2002, the Company completed a common share consolidation on a ten (10) old for one (1) new basis. As a result, share capital, share options and warrants, and earnings per share data prior to June 30, 2002, have been retroactively restated.

As of August 9, 2002, the Company had the following outstanding common shares and outstanding options and warrants exercisable into common shares:

Common shares	43,122,508
Options	934,495
Warrants	8,000
Total	44,065,003

Other Income and Expenses

Corporate administration costs for the quarter of $1.5 million were $1.0 million lower than the second quarter of 2001. On a year-to-date basis, administration costs were lower by $2.1 million. These cost reductions were achieved at the TVX head office in Toronto and the TVX Newmont office in Rio.

The transaction costs of $1.9 million included in the second quarter are expenses associated with the TVX, Kinross and Echo Bay business combination.

The lower interest income and expense figures for six months in 2002 reflect reduced debt, lower interest rates as well as lower average cash balances.

Historically, a major component of the "other" caption has been mark to market adjustments related to commodity contracts. In the second quarter of 2002, this amount is primarily comprised of a $1.2 million gain associated with the sale of residual rights in the Casa Berardi mine to Aurizon Mines Ltd.

Minority interests and participation rights on the consolidated statements of operations represents the net earnings attributed to the TVX Newmont joint venture partner.

Financial Condition, Liquidity and Capital Resources

Consolidated cash and short-term investments amounted to $118.9 million at June 30, 2002, compared to $61.9 million at December 31, 2001. The Company's share, after minority interests, was $107.5 million compared to $54.6 million at December 31, 2001. This increase of $52.9 million primarily results from an equity offering of 7,150,000 common shares at Cdn$10.50 per share for net proceeds of $46.5 million, which closed on April 12, 2002.

At June 30, 2002, current and long-term debt was $5.3 million compared to $74.2 million at December 31, 2001. In June 2002, export loans relating to the Brazilian mine totaling $67.0 million were assigned to a Brazilian bank. Therefore, the debt and corresponding long-term cash deposits were removed from the consolidated balance sheet.

Expenditures on mining property, plant and equipment are lower in the quarter as well as year over year primarily as a result of the cessation of expenditures on the Olympias project.

Minority interest dividends represent dividends paid to Newmont, the minority shareholder in TVX Newmont, and the amount depends on the balance of surplus cash available for distribution by the TVX Newmont joint venture.

Risk Factors, Outlook, Financial Instruments and Economic Factors

These factors are essentially unchanged from those discussed in the Management's Discussion and Analysis for the year ended December 31, 2001.

T. Sean Harvey

T. Sean Harvey
President and Chief Executive Officer

August 21, 2002

2002 Second Quarter Highlights

(Unaudited)

(millions of United States dollars, except per share amounts)	*Three months ended June 30* 2002	2001	*Six months ended June 30* 2002	2001
Revenue	**$ 44.5**	$ 40.0	**$ 89.2**	$ 79.3
Net earnings (loss)	**$ 0.8**	$ (2.5)	**$ 2.3**	$ 1.2
Less: Interest on convertible notes [1]	**-**	(2.7)	**-**	(5.2)
Amortization of issuance costs [1]	**-**	(0.5)	**-**	(1.1)
Adjusted earnings	**$ 0.8**	$ (5.7)	**$ 2.3**	$ (5.1)
Earnings (loss) per share [2]	**$ 0.02**	$ (1.60)	**$ 0.06**	$ (1.44)
Operating cash flow	**$ 14.4**	$ 4.8	**$ 18.4**	$ 11.1
Operating cash flow per share [2]	**$ 0.34**	$ 1.34	**$ 0.47**	$ 3.09
Common shares outstanding *(millions)*				
Weighted average [2]	**42.0**	3.6	**38.9**	3.6
Period end [2]	**43.1**	3.6	**43.1**	3.6

[1] $250 million, 5% gold linked convertible notes, issued March 24, 1997 and converted to common shares during the third quarter of 2001

[2] Restated to reflect a 10 old for 1 new share consolidation, which took effect June 30, 2002

Realized Metals Prices

(US$ per ounce)

	Three months ended June 30, 2002 *Gold*	2002 *Silver*	2001 *Gold*	2001 *Silver*
Spot	**$ 312**	**$ 4.71**	$ 268	$ 4.40
Cash hedge*	**3**	**(0.01)**	5	-
Deferred revenue	**31**	**(0.65)**	36	(0.50)
Realized price	**$ 346**	**$ 4.05**	$ 309	$ 3.90

	Six months ended June 30, 2002 *Gold*	2002 *Silver*	2001 *Gold*	2001 *Silver*
Spot	**$ 301**	**$ 4.60**	$ 266	$ 4.46
Cash hedge*	**4**	**0.01**	6	0.02
Deferred revenue	**31**	**(0.56)**	34	(0.49)
Realized price	**$ 336**	**$ 4.05**	$ 306	$ 3.99

* Also includes mine actual cash realized versus spot average

TVX GOLD INC.

Consolidated Statements of Operations

(Unaudited)

(thousands of United States dollars, except per share amounts)	*Three months ended June 30* 2002	2001	*Six months ended June 30* 2002	2001
Revenue	**$ 44,540**	$ 39,963	**$ 89,203**	$ 79,251
Mine operating costs				
Cost of sales	**29,341**	28,121	**60,213**	54,083
Depletion and depreciation	**7,880**	9,720	**16,575**	19,022
	37,221	37,841	**76,788**	73,105
Earnings from operations before the undernoted	**7,319**	2,122	**12,415**	6,146
Other expenses (income)				
Corporate administration	**1,533**	2,559	**2,821**	4,938
Interest expense	**183**	1,197	**394**	2,225
Exploration	**808**	1,141	**1,722**	2,135
Transaction costs *(note 2)*	**1,886**	-	**1,886**	-
Foreign exchange loss	**2,599**	626	**2,629**	1,857
Interest income	**(1,138)**	(1,671)	**(2,341)**	(3,685)
Other, net	**(1,594)**	1,276	**(1,682)**	(754)
	4,277	5,128	**5,429**	6,716
Earnings (loss) before the undernoted	**3,042**	(3,006)	**6,986**	(570)
Income tax (recovery)	**692**	152	**1,020**	(958)
Minority interests and participation rights *(note 8)*	**1,589**	(626)	**3,657**	(801)
Net earnings (loss)	**$ 761**	$ (2,532)	**$ 2,309**	$ 1,189
Basic and diluted earnings (loss) per share *(note 4)*	**$ 0.02**	$ (1.60)	**$ 0.06**	$ (1.44)

TVX GOLD INC.

Consolidated Statements of Deficit

(Unaudited)

(thousands of United States dollars	*Three months ended June 30* 2002	2001	*Six months ended June 30* 2002	2001
Deficit, beginning of period	**$ (454,883)**	$ (221,252)	**$ (456,431)**	$ (221,837)
Net earnings (loss) for the period	**761**	(2,532)	**2,309**	1,189
Accretion of convertible notes	**-**	(3,197)	**-**	(6,333)
Deficit, end of period	**$ (454,122)**	$ (226,981)	**$ (454,122)**	$ (226,981)

TVX GOLD INC.

Consolidated Balance Sheets

(Unaudited)

(thousands of United States dollars)	June 30, 2002	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$ 117,014	$ 54,528
Short-term investments	1,906	7,395
Accounts receivable	24,305	25,739
Inventories	21,770	24,299
	164,995	111,961
Mining property, plant and equipment	230,893	237,262
Export prepayment contracts	–	66,983
Deferred charges	3,380	182
Deferred income taxes	12,448	12,473
Other assets	24,271	29,434
	$ 435,987	$ 458,295
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 25,548	$ 28,266
Current portion of long-term debt	5,250	15,401
Deferred revenue	5,865	5,332
	36,663	48,999
Long-term debt	–	58,832
Other liabilities	23,764	22,943
Deferred income taxes	20,029	20,948
	80,456	151,722
Minority interests and participation rights	132,245	132,088
	212,701	283,810
Shareholders' Equity		
Capital stock *(note 4)*	641,153	594,661
Contributed surplus	36,255	36,255
Deficit	(454,122)	(456,431)
	223,286	174,485
	$ 435,987	$ 458,295

TVX GOLD INC.

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of United States dollars, except per share amounts)	*Three months ended June 30* 2002	*Three months ended June 30* 2001	*Six months ended June 30* 2002	*Six months ended June 30* 2001
Operating activities				
Net earnings (loss)	**$ 761**	$ (2,532)	**$ 2,309**	$ 1,189
Non-cash items:				
Depletion and depreciation	**7,880**	9,720	**16,575**	19,022
Gain on sale of other assets	**(1,302)**	-	**(1,302)**	-
Deferred income taxes	**(64)**	140	**(389)**	(1,703)
Minority interests and participation rights	**1,589**	(626)	**3,657**	(801)
Other	**645**	1,765	**975**	(165)
Deferred revenue	**(1,332)**	(1,337)	**(2,665)**	(2,674)
	8,177	7,130	**19,160**	14,868
Change in working capital	**6,174**	(2,347)	**(794)**	(3,817)
Cash provided by operating activities	**14,351**	4,783	**18,366**	11,051
Investing activities				
Mining property, plant and equipment	**(4,267)**	(6,891)	**(8,788)**	(12,992)
Short-term investments	**18,573**	(9,896)	**5,489**	19,916
Export prepayment contracts	**-**	(26,981)	**-**	(25,848)
Proceeds from sale of other assets	**3,877**	-	**3,877**	-
Other	**2,096**	(159)	**2,550**	(259)
Cash provided by (used for) investing activities	**20,279**	(43,927)	**3,128**	(19,183)
Financing activities				
Common shares issued	**46,447**	-	**46,492**	-
Minority interest dividends	**(3,500)**	(14,976)	**(3,500)**	(16,916)
Long-term debt	**(2,000)**	20,889	**(2,000)**	20,354
Gold-linked convertible notes	**-**	261	**-**	(5,605)
Debenture payable	**-**	(26,855)	**-**	(26,855)
Cash provided by (used for) financing activities	**40,947**	(20,681)	**40,992**	(29,022)
Increase (decrease) in cash and cash equivalents	**75,577**	(59,825)	**62,486**	(37,154)
Cash and cash equivalents, beginning of period	**41,437**	116,306	**54,528**	93,635
Cash and cash equivalents, end of period	**$ 117,014**	$ 56,481	**$ 117,014**	$ 56,481

TVX GOLD INC.

Notes to the Interim Consolidated Financial Statements *(Unaudited)*

JUNE 30, 2002

(UNITED STATES DOLLARS, UNLESS OTHERWISE STATED. ALL AMOUNTS ARE EXPRESSED IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS, UNLESS OTHERWISE STATED)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("GAAP") for interim financial information. Accordingly, these interim consolidated financial statements do not include all information and note disclosures required under GAAP and they should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2001. The interim financial statements follow the same accounting policies and methods of their application as the most recent consolidated annual financial statements except for the adoption of new accounting standards described in note 3.

2. Business Combination

During the second quarter, the Company, Kinross Gold Corporation and Echo Bay Mines Ltd. entered into an agreement to combine their respective companies while concurrently acquiring Newmont's interest in the TVX Newmont joint venture. The combination is subject to regulatory and shareholder approval. TVX shareholders will receive 6.5 shares of Kinross for every common share of TVX that they hold at the time of the final approval of the combination. Similar to other transactions of this nature the Company could be subject to break fees of up to Cdn$28 million and other transaction expenses should the transaction not close.

3. Changes in Accounting Policies

Effective January 1, 2002, the Company adopted a new accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA") relating to stock-based compensation and other stock-based payments. This new standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, or, alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings. The Company has elected to disclose pro forma net earnings and earnings per share data for options granted after January 1, 2002. Therefore, there is no effect of adopting this standard on the Company's results of operations and financial position.

Also, effective January 1, 2002, the Company adopted retroactively a new CICA accounting standard in respect of foreign currency translation that eliminates the deferral and amortization of currency translation adjustments related to long-term monetary items with a fixed and ascertainable life. There is no impact on the Company's results of operations and financial position as a result of adoption of this new standard.

4. Common Shares and Earnings Per Share

Basic earnings per share is computed by dividing the earnings applicable to common shares for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the earnings applicable to common shares for the period by the weighted average number of common shares outstanding had potentially dilutive common shares been issued.

Effective June 30, 2002, the Company consolidated its common shares on a ten (10) old for one (1) new basis. All share capital, share option and warrant data in the consolidated financial statements have been restated to reflect the share consolidation.

The number of common shares outstanding at June 30, 2002 was 43,078,853 (December 31, 2001 – 35,722,353).

At June 30, 2002, the Company had 980,150 stock options and 8,000 warrants outstanding.

	Three month period ended June 30, 2002	2001	Six month period ended June 30, 2002	2001
Basic earnings per share				
Net earnings (loss)	**$ 761**	$ (2,532)	**$ 2,309**	$ 1,189
Interest accretion on Gold-linked convertible Notes	**–**	(2,670)	**–**	(5,281)
Amortization of issuance costs	**–**	(527)	**–**	(1,052)
Net earnings (loss) applicable to common shares	**$ 761**	$ (5,729)	**$ 2,309**	$ (5,144)
Weighted average common shares outstanding *(000's)*	**41,974**	3,572	**38,883**	3,572
Basic earnings (loss) per common share	**$ 0.02**	$ (1.60)	**$ 0.06**	$ (1.44)
Diluted earnings per share				
Net earnings (loss) applicable to common shares, assuming dilution	**$ 761**	$ (5,729)	**$ 2,309**	$ (5,144)
Weighted average common shares outstanding *(000's)*	**41,974**	3,572	**38,883**	3,572
Dilutive effect of stock options	**420**	–	**297**	–
	42,394	3,572	**39,180**	3,572
Diluted earnings per common share	**$ 0.02**	$ (1.60)	**$ 0.06**	$ (1.44)

5. Commitments and Contingencies

There have been no significant changes to the commitments and contingencies described in the notes to the consolidated financial statements for the year ended December 31, 2001 except for the subsequent event described in note 7.

6. Segmented Information

For the three month period ended June 30, 2002

	La Coipa Chile	*Brasília Brazil*	*Crixás Brazil*	*Musselwhite Canada*	*New Britannia Canada*	*Stratoni Operations Greece*	*Greece Development*	*Corporate/ Others*	*Total*
Revenue	11,364	8,319	7,746	4,112	4,395	7,255	–	1,349	44,540
Cost of sales	9,108	4,334	2,645	3,409	2,743	7,102	–	–	29,341
Depletion and depreciation	3,062	1,421	1,246	930	687	500	–	34	7,880
	12,170	5,755	3,891	4,339	3,430	7,602	–	34	37,221
Earnings (loss) from operations before the undernoted	(806)	2,564	3,855	(227)	965	(347)	–	1,315	7,319
Administration	–	–	–	–	–	–	–	1,533	1,533
Interest expense	39	47	63	–	–	–	–	34	183
Exploration	93	–	104	185	285	–	–	141	808
Transaction costs	–	–	–	–	–	–	–	1,886	1,886
Foreign exchange	(165)	2,783	372	(88)	(62)	707	–	(948)	2,599
Interest income	(9)	(414)	(175)	(9)	–	–	–	(531)	(1,138)
Other	(53)	(17)	8	(41)	–	–	–	(1,491)	(1,594)
	(95)	2,399	372	47	223	707	–	624	4,277
Earnings (loss) before the undernoted	(711)	165	3,483	(274)	742	(1,054)	–	691	3,042
Income taxes (recovery)	107	(154)	403	–	–	–	–	336	692
Minority interests and participation rights	(409)	159	1,540	(137)	371	–	–	65	1,589
Net earnings (loss)	(409)	160	1,540	(137)	371	(1,054)	–	290	761
Capital expenditures	280	578	1,274	1,501	441	189	–	4	4,267

For the three month period ended June 30, 2001

	La Coipa Chile	*Brasília Brazil*	*Crixás Brazil*	*Musselwhite Canada*	*New Britannia Canada*	*Stratoni Operations Greece*	*Greece Development*	*Corporate/ Others*	*Total*
Revenue	9,358	6,051	6,561	4,969	3,547	7,999	–	1,478	39,963
Cost of sales	7,973	4,010	2,644	3,374	2,395	7,725	–	–	28,121
Depletion and depreciation	3,522	1,729	1,134	1,551	1,325	319	–	140	9,720
	11,495	5,739	3,778	4,925	3,720	8,044	–	140	37,841
Earnings (loss) from operations before the undernoted	(2,137)	312	2,783	44	(173)	(45)	–	1,338	2,122
Administration	–	–	–	–	–	–	–	2,559	2,559
Interest expense	89	16	206	–	–	–	–	886	1,197
Exploration	159	–	26	101	118	–	–	737	1,141
Foreign exchange	–	439	441	(54)	30	–	–	(230)	626
Interest income	(14)	(637)	(343)	(15)	–	–	–	(662)	(1,671)
Other	(62)	(2)	(3)	–	–	–	–	1,343	1,276
	172	(184)	327	32	148	–	–	4,633	5,128
Earnings (loss) before the undernoted	(2,309)	496	2,456	12	(321)	(45)	–	(3,295)	(3,006)
Income taxes (recovery)	(199)	(568)	287	–	–	–	–	632	152
Minority interests and participation rights	(1,055)	532	1,084	6	(161)	–	–	(1,032)	(626)
Net earnings (loss)	(1,055)	532	1,085	6	(160)	(45)	–	(2,895)	(2,532)
Capital expenditures	2,012	602	691	796	318	764	1,705	3	6,891

For the six month period ended June 30, 2002

	La Coipa Chile	*Brasília Brazil*	*Crixás Brazil*	*Mussel-white Canada*	*New Britannia Canada*	*Stratoni Operations Greece*	*Greece Develop-ment*	*Corporate/ Others*	***Total***
Revenue	21,588	16,244	14,594	9,399	9,475	15,148	–	2,755	**89,203**
Cost of sales	16,841	9,574	5,269	7,008	5,991	15,530	–	–	**60,213**
Depletion and depreciation	6,029	2,840	2,494	2,196	1,832	1,140	–	44	**16,575**
	22,870	12,414	7,763	9,204	7,823	16,670	–	44	**76,788**
Earnings (loss) from operations before the undernoted	(1,282)	3,830	6,831	195	1,652	(1,522)	–	2,711	**12,415**
Administration	–	–	–	–	–	–	–	2,821	**2,821**
Interest expense	111	92	148	–	–	–	–	43	**394**
Exploration	141	–	143	455	561	–	–	422	**1,722**
Transaction costs	–	–	–	–	–	–	–	1,886	**1,886**
Foreign exchange	(173)	2,456	460	(100)	(63)	707	–	(658)	**2,629**
Interest income	(11)	(1,110)	(398)	(15)	–	–	–	(807)	**(2,341)**
Other	(89)	(13)	2	10	–	–	–	(1,592)	**(1,682)**
	(21)	1,425	355	350	498	707	–	2,115	**5,429**
Earnings (loss) before the undernoted	(1,261)	2,405	6,476	(155)	1,154	(2,229)	–	596	**6,986**
Income taxes (recovery)	82	(297)	717	–	–	–	–	518	**1,020**
Minority interests and participation rights	(672)	1,351	2,880	(78)	577	–	–	(401)	**3,657**
Net earnings (loss)	(671)	1,351	2,879	(77)	577	(2,229)	–	479	**2,309**
Cash and cash equivalents	2,758	938	4,383	751	32	670	–	107,482	**117,014**
Capital expenditures	1,279	940	2,126	2,936	773	715	–	19	**8,788**
Mine property, plant and equipment	67,965	62,613	25,161	47,518	8,527	3,936	15,000	173	**230,893**
Total assets	78,223	81,337	34,055	51,911	10,973	14,048	15,000	150,440	**435,987**

For the six month period ended June 30, 2001

	La Coipa Chile	*Brasília Brazil*	*Crixás Brazil*	*Mussel-white Canada*	*New Britannia Canada*	*Stratoni Operations Greece*	*Greece Develop-ment*	*Corporate/ Others*	***Total***
Revenue	18,746	12,850	13,328	9,868	7,626	13,608	–	3,225	**79,251**
Cost of sales	14,697	9,084	5,487	6,887	5,429	12,499	–	–	**54,083**
Depletion and depreciation	6,783	3,334	2,468	2,726	2,924	642	–	145	**19,022**
	21,480	12,418	7,955	9,613	8,353	13,141	–	145	**73,105**
Earnings (loss) from operations before the undernoted	(2,734)	432	5,373	255	(727)	467	–	3,080	**6,146**
Administration	–	–	–	–	–	–	–	4,938	**4,938**
Interest expense	198	–	325	–	–	–	–	1,702	**2,225**
Exploration	205	–	48	411	178	–	–	1,293	**2,135**
Foreign exchange	–	1,725	724	18	85	–	–	(695)	**1,857**
Interest income	(14)	(1,265)	(413)	(15)	–	–	–	(1,978)	**(3,685)**
Other	452	(4)	(4)	–	–	–	–	(1,198)	**(754)**
	841	456	680	414	263	–	–	4,062	**6,716**
Earnings (loss) before the undernoted	(3,575)	(24)	4,693	(159)	(990)	467	–	(982)	**(570)**
Income taxes (recovery)	(290)	(1,269)	626	–	–	–	–	(25)	**(958)**
Minority interests	(1,643)	623	2,033	(79)	(495)	–	–	(1,240)	**(801)**
Net earnings (loss)	(1,642)	622	2,034	(80)	(495)	467	–	283	**1,189**

Geographic segments are as follows:

	Three month period ended June 30, 2002	2001	*Six month period ended June 30,* 2002	2001
Revenue				
Canada	**$ 9,856**	$ 9,994	**$ 21,629**	$ 20,719
Chile	**11,364**	9,358	**21,588**	18,746
Brazil	**16,065**	12,612	**30,838**	26,178
Greece	**7,255**	7,999	**15,148**	13,608
	$ 44,540	$ 39,963	**$ 89,203**	$ 79,251

	June 30, 2002	*December 31,* 2001
Identifiable assets		
Canada	**$ 156,933**	$ 108,576
Chile	**84,903**	88,430
Brazil	**119,399**	188,148
Greece	**37,533**	37,475
Others	**37,219**	35,666
	$ 435,987	$ 458,295

7. Subsequent event

In August 2002, the Greek government returned the letter of guarantee to the Company in connection with the commitment to construct a gold plant at Olympias. As a result, the related pledge of cash and cash equivalents in an amount of $7.5 million will be released.

8. Supplementary information on minority interests and participation rights

	Three month period ended June 30, 2002	2001	*Six month period ended June 30,* 2002	2001
Revenue	**$ 17,943**	$ 15,243	**$ 35,650**	$ 31,209
Mine Operating Costs	**14,810**	14,898	**30,059**	29,982
Other expenses	**1,544**	971	**1,934**	2,028
Minority interests and participation rights	**$ 1,589**	$ (626)	**$ 3,657**	$ (801)

TVX GOLD INC.
220 Bay Street,
Suite 1200
Toronto, Ontario
Canada M5J 2W4
Telephone: 416 366 8160
Fax: 416 366 8163

TVX
GOLD INC

INVESTOR CONTACT

Toll Free (in North America)
1 877 TVX GOLD (889 4653)
E-Mail: info@tvxgold.com

Carl Hansen
Investor Relations Manager
Tel: 416 941 0119
cbhansen@tvxgold.com

Tracey Thom
Investor Relations Coordinator
Tel: 416 941 0134
tthom@tvxgold.com

INTERNET WEBSITE

www.tvxgold.com

STOCK SYMBOL: EXCHANGE

TVX: TSX

TVX: NYSE

All dollar figures are expressed in United States dollars, unless otherwise stated.

FORWARD LOOKING STATEMENTS
Some statements in this report contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TVX GOLD INC.

By: ______________________

R. Gregory Laing
General Counsel, Vice President
and Corporate Secretary

Dated: August 23, 2002